UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                          For the month of January 2004


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No X
                                     ---       ---

For further information, please contact:                         15 January 2004
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
tel +39 0437 7777
fax +39 0437 770727
e-mail: investor@derigo.com
NYSE: DER


                                     DE RIGO

         announces the signing of a licence agreement with the BMW Group for the exclusive manufacture and distribution
                            of MINI branded eyewear


MINI, one of the BMW Group's three premium brands, and the De Rigo Group have signed a two-year exclusive licence agreement. Beginning in 2004, De Rigo will produce and distribute a collection of MINI sunglasses developed through close co-operation between De Rigo and the MINI design department.

The MINI brand, which is both a trendsetter and an automotive legend, is much more than just a car: it is a thrill and stands for an individual, young and cosmopolitan lifestyle. The new MINI sunglasses will provide another point of emphasis for this very special lifestyle.

The De Rigo Group, a leading company in the manufacture and sale of high-quality eyeglasses and sunglasses, was selected by MINI and the BMW Group for the realization of this project. De Rigo, a stable, yet highly dynamic, company, has a prestigious portfolio of owned and licensed brands and sells its products in more than eighty countries. Consequently, De Rigo expects to sell the collection of MINI sunglasses in each of its markets world-wide. MINI sunglasses will be available from optical retailers and exclusive department stores, as well as through MINI automobile dealers.

                                      *****

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: January 15, 2004                    DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       -----------------
                                                       Ennio De Rigo
                                                       Chairman of the Board and
                                                       Chief Executive Officer